THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

November 1, 2007

Jennifer R. Hardy
Legal Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

	RE:	Anvil Forest Products Inc.
Registration Statement on Form SB-2
File No. 333-146024

Dear Ms. Hardy:

     In response to your letter of comments dated October 31, 2007, please be advised as follows:

Risk Factors, page 6

1.	The fifth risk factor has been removed, as it was inapplicable to Anvil.

2.	The ninth risk factor (re-numbered as risk factor eight) has been revised to clarify that the revenues were a result of the sale of inventory to an unaffiliated third party.

Plan of Distribution, page 9

     3. Referrals to the National Association of Securities Dealers, Inc. have been changed to refer to the Financial Industry Regulatory Authority (FINRA).

Certain Transactions, page 31

     4. It has been clarified that the loans from Walter Brenner are due on demand. As stated in the agreement filed as Exhibit 10.2, the loans are due on demand.

Exhibit Index

     5. The Exhibit Index has been updated to include all exhibits filed with the initial registration statement and any subsequent amendment to the registration statement. Previously filed exhibits are indicated by an asterisk, as noted in the footnote to the Exhibit table under Item 27 and in the Exhibit Index on page 62 of the registration statement.

Ms. Jennifer R. Hardy
Legal Branch Chief
Securities and Exchange Commission
RE:       Anvil Forest Products Inc.
             Form SB-2 Registration Statement
             SEC File No. 333-146024
November 1, 2007

Exhibit 5.1

     6. Pursuant to our telephone conversation with your Staff, Exhibit 5.1 has not been refiled.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak